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TATES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EverTrade Direct Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8328 Eager Road Suite 300
(No. and Street)

Saint Louis (City) MO (State) 63144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hartrich 314-647-3837 ext 127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

One Independent Drive, Suite 2801 Jacksonville, FL 32202
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 21 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/08

OATH OR AFFIRMATION

I, David Haetrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EverTrade Direct Brokerage, Inc., as of February 15th, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

CHERYL A. HARPER
My Commission Expires
March 13, 2010
St. Louis County
Commission #06399741

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EverTrade Direct Brokerage, Inc.

Financial Statements as of and for the
Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Independent Auditors' Report

EVERTRADE DIRECT BROKERAGE, INC.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 2801
One Independent Drive
Jacksonville, FL 32202-5034
USA

Tel: +1 904 665 1400
Fax: +1 904 665 1600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EverTrade Direct Brokerage, Inc.
Jacksonville, FL

We have audited the accompanying balance sheet of EverTrade Direct Brokerage, Inc. (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 13, 2008

EVERTRADE DIRECT BROKERAGE, INC.

BALANCE SHEET
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 383,503
Deposits with clearing organizations	102,892
Receivables from clearing organizations	48,134
Premises and equipment — net of accumulated depreciation of $36,287	30,543
Prepaid Financial Industry Regulatory Authority fees	23,801
Income taxes receivable	4,911
Deferred tax asset	1,222
Other prepaid expenses	359
TOTAL	$ 595,365

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 24,653
Due to affiliates	21,805
Total liabilities	46,458
Common stock, $1 par value — 30,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,168,353
Accumulated deficit	(620,446)
Total stockholder's equity	548,907
TOTAL	$ 595,365

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME:	
Commission and fee income	$ 544,814
Other income — special member payment	35,000
Interest income	19,597
Total income	599,411
EXPENSES:	
Professional fees	165,857
Salaries and employee benefits	161,984
Trade clearing and execution fees	116,802
Occupancy and equipment	47,494
Regulatory fees and licenses	26,467
Data processing	15,090
Communication and supplies	1,752
Other expense	32,149
Total expenses	567,595
INCOME BEFORE INCOME TAXES	31,816
INCOME TAXES	14,741
NET INCOME	$ 17,075

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2006	$ 1,000	$ 1,168,353	$ (637,521)	$ 531,832
Net income			17,075	17,075
Balance, December 31, 2007	$ 1,000	$ 1,168,353	$ (620,446)	$ 548,907

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 17,075
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization expense	15,070
Deferred income taxes	1,216
Change in operating assets and liabilities:	
Decrease in deposits with clearing organization	98,079
Decrease in income taxes receivable	27,768
Increase in due to affiliates	3,583
Decrease in accounts payable and accrued expenses	(35,332)
Increase in receivables and other prepaid assets	(46,331)
Net cash provided by operating activities	81,128
CASH FLOWS FROM INVESTING ACTIVITIES — Purchase of equipment	(2,826)
Net cash used in investing activities	(2,826)
NET INCREASE IN CASH AND CASH EQUIVALENTS	78,302
CASH AND CASH EQUIVALENTS:	
Beginning of year	305,201
End of year	$ 383,503

See notes to financial statements.

EVERTRADE DIRECT BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — EverTrade Direct Brokerage, Inc. ("EverTrade" or the "Company") is a wholly owned subsidiary of CustomerOne Financial Network, Inc., St. Louis, MO (C1FN). C1FN is a second-tier subsidiary of EverBank, Jacksonville, FL, a wholly owned subsidiary of EverBank Financial Corp. (EFC), the ultimate parent company of EverTrade.

EverTrade is a member of the Financial Industry Regulatory Authority (FINRA) . EverTrade is a registered broker/dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company offers equity securities, option contracts, mutual funds, fixed income trading (including foreign bonds), multiple trading channels and protected accounts (i.e., theft and loss protection with Securities Investor Protection Corporation and Penson Financial Services, Inc. private insurance) through its trading services.

Basis of Presentation — The financial statements are presented in accordance with generally accepted accounting principles (GAAP) in the United States of America, which require management to make estimates that affect the reported amounts and disclosures of contingencies in the consolidated financial statements. Estimates by their nature are based on judgment and available information. Because of the inherent uncertainties associated with any estimation process and future changes in market and economic conditions, it is possible that actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents include cash, amounts due from banks, and interest-bearing deposits with banks, all of which mature within 90 days.

Receivables and Deposits With Clearing Organizations — The Company contracts with a clearing firm to provide clearing services for its customers' market transactions. Included in this contract is the requirement to maintain a "good faith" deposit with the clearing firm. The Company also maintains receivables on the balance sheet related to transactions that have been executed but for which funds have not yet been remitted.

Premises and Equipment — Computer hardware and software, equipment, and leasehold improvements are carried at amortized cost. Depreciation is computed using the straight-line method over estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the period the Company expects to occupy the leased space. The Company reviews premises and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

Prepaid FINRA Fee — As a member of the FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

Commissions and Fee Income — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities transactions and all fee income are recorded as earned on a settlement-date basis.

Income Taxes — The operations of EverTrade are included in EFC's consolidated federal income tax return. The Company's tax provision is computed as if it filed a separate federal tax return. Any benefits received or expenses incurred relating to current and deferred federal taxes are recognized through intercompany transactions with EFC. The amount receivable from EFC for federal taxes at December 31, 2007, was $2,370.

The Company files separate state tax returns. The amount receivable for state taxes at December 31, 2007 was $2,542.

Deferred tax assets and liabilities are recognized for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets and liabilities are adjusted for the effect of changes in tax rates in the period of change.

2. PREMISES AND EQUIPMENT

Computer hardware and software	$ 62,734
Equipment	2,992
Leasehold improvements	1,104
	66,830
Less accumulated depreciation	(36,287)
	$ 30,543

3. RELATED-PARTY TRANSACTIONS

Certain expenditures attributable to EverTrade's operations, including an allocation of occupancy expense totaling $15,120 and professional fees totaling $125,181 for the year ended December 31, 2007 were initially paid by C1FN or EverBank. Amounts payable to C1FN and EverBank as of December 31, 2007, for expenses incurred on behalf of EverTrade were $13,316 and $8,489, respectively, for which no interest is charged. The amounts are generally settled on a monthly basis.

4. INCOME TAXES

Provision for income tax expense for the year ended December 31, 2007, is comprised of the following:

Current:	
Federal	$ 9,568
State	3,957
	13,525
Deferred:	
Federal	(566)
State	1,782
	1,216
Provision for income taxes	$ 14,741

The net deferred tax asset of $1,222 at December 31, 2007, is comprised of a deferred tax asset of $1,286, attributable to state net operating losses, and a deferred tax liability of $64, attributable to the difference between the book and tax basis of fixed assets. There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized.

5. NET CAPITAL REQUIREMENTS

EverTrade is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, EverTrade had net capital of $488,072, which was in excess of the required net capital by $238,072. EverTrade's ratio of aggregate indebtedness to net capital was 9.52% at December 31, 2007.

EverTrade is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of the Rule. EverTrade's clearing firm is Penson Financial Services, Inc.

* * * * * *

SUPPLEMENTAL SCHEDULE

EVERTRADE DIRECT BROKERAGE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

Net capital:	
Total stockholder's equity	$ 548,907
Add — allowable credits	
Total capital and allowable credits	548,907
Deductions — nonallowable assets	60,835
	$ 488,072
Aggregate indebtedness — items included in the statement of financial condition — accounts payable, accrued expenses, and other liabilities	$ 46,458
Total aggregate indebtedness	$ 46,458
Computation of basic net capital requirement — minimum net capital required*	$ 250,000
Excess net capital	$ 238,072
Ratio — aggregate indebtedness to net capital*	9.52 %

* In accordance with Rule 15c3-1, the ratio of aggregate indebtedness to net capital cannot exceed 15-to-1, and net capital cannot fall below 6-2/3% of aggregate indebtedness or $250,000, whichever is greater.

Note: The computation of net capital included on this schedule does not differ materially from EverTrade's computation of net capital included in Part IIA of Form X-17A-5 at December 31, 2007.